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                             November 2, 2021

       Jesse Lynn, Esq.
       General Counsel
       Icahn Enterprises L.P.
       16690 Collins Ave., PH-1
       Sunny Isles Beach, FL 33160

                                                        Re: Southwest Gas
Holdings, Inc.
                                                            Schedule TO-T, as
amended
                                                            Filed October 27
and November 2, 2021 by IEP Utility Holdings LLC, Icahn
                                                            Enterprises Holding
L.P., Icahn Enterprises L.P. , Icahn Enterprises G.P. Inc.,
                                                            Beckton Corp. and
Carl C. Icahn
                                                            File No. 5-89940

       Dear Mr. Lynn:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T, as amended, filed October 27, 2021

       Summary Term Sheet, page 1

   1. Page 1 of the Offer to Purchase defines the "Scheduled Expiration of the Offer" to be midnight on December
27, 2021 unless extended or earlier terminated. Please advise how the offer could be
terminated prior to the Expiration Date.
       Who is Offering to Buy My Securities?, page 1

   2. The cover pages to both the Schedule TO and Amendment No. 1 to the Schedule TO lists six "Filing Persons"
and identifies each of them as "Offering Persons." Section 8 of the
                                                        Offer to Purchase
("Certain Information Concerning the Offeror") includes disclosure as to all six persons in
response to Item 3 of Schedule TO ("Identity and Background of
                                                        Filing Person"). Please
revise the Schedule TO so that each Filing Person is a signatory to
 Jesse Lynn, Esq.
FirstName  LastNameJesse  Lynn, Esq.
Icahn Enterprises L.P.
Comapany 2,
November   NameIcahn
              2021     Enterprises L.P.
November
Page  2    2, 2021 Page 2
FirstName LastName
         the Schedule TO. Refer to Exchange Act Rule 14d-100 and "Instructions to Signature."
         Please also reconcile the identity of all six persons on the cover page of the Schedule TO as "Offering Persons" with the first paragraph of the Offer to Purchase which refers to only one "Offeror" and a co-bidder.
Is there any minimum tender condition to the offer?, page 4

3. Disclosure here states that there is no minimum condition to the Offer. However, disclosure on the top of page 4 states that "...if, at the time of the initial Expiration Date and/or at the time of any subsequent Expiration Date of the Offer, at least 35% of the outstanding Shares are validly tendered in the Offer and not properly withdrawn at such time...), then we must extend the Expiration Date for at least another sixty days." Such provision would appear to suggest that there is in effect a minimum tender condition, i.e.
         if at least 35% of the outstanding Shares are validly tendered, the offerors "shall not be required to accept for payment or pay for any Shares tendered..." Please reconcile the apparent incongruity in the disclosure or advise why such disclosure is not inconsistent with such provision.
What are the most significant conditions to the offer?, page 4

4. Refer to the last bullet point on page 4. Supplement the disclosure to specify the
         "necessary approvals from the appropriate regulatory authorities located in each of
         Arizona, California and Nevada" so that holders can assess whether the Regulatory
         Approval Condition has been satisfied. With a view towards disclosure, please also advise whether such approvals must be sought by the Company, and if so, how the
         Offerors expect to obtain the Company's cooperation in seeking such approval such that the Regulatory Approval Condition is capable of ever being satisfied. If I decide not to tender, how will the Offer affect my shares?, page 5

5. Refer to the last sentence of the second paragraph of the answer to this question. Please disclose, if true, that the referenced "changes" could also include the offerors selling their entire stake, or a portion thereof, in the Company.
Terms of the Offer, page 12

6. The second to last paragraph begins with "[i]f, on or prior to the Expiration Date, any or all of the Offer Conditions have not been satisfied or waived, the Offeror reserves the right..." (emphasis added). While a bidder may set the terms of the offer, including any conditions upon which it is made, a bidder's right to terminate an existing offer prior to its expiration would render the offer illusory in contravention of Exchange Act section 14(e).
         Please revise the language in clause (i) accordingly. In addition, to the extent the revision to such language still provides the Offerors the option to terminate the Offer after its expiration, please reconcile such disclosure with the last sentence of the third to last paragraph on page 10 indicating that the Offerors must extend the Expiration Date for at
 Jesse Lynn, Esq.
FirstName  LastNameJesse  Lynn, Esq.
Icahn Enterprises L.P.
Comapany 2,
November   NameIcahn
              2021     Enterprises L.P.
November
Page  3    2, 2021 Page 3
FirstName LastName
         least another sixty days if at least 35% of the outstanding Shares are validly tendered in the Offer.
Background of the Offer; Past Contacts or Negotiations with the Company, page
26

7. Refer to the fifth paragraph on page 26 regarding Mr. Icahn's letter expressing disappointment with the Company's decision to enter into the Questar Pipelines transaction. With a view towards disclosure, please advise us what impact the consummation of such transaction would have on the offerors' willingness to extend the offer to a date following the date of consummation of such transaction, which the
         Company currently expects to be on or about December 31, 2021. Conditions of the Offer, page 31

8. Clause (a) of the defined term "Burdensome Conditions" refers to "any agreement,
         consent...that would be, or would reasonably be expected to be, individually or in the aggregate, material in relation to the businesses, assets...of the Company..." Such definition would appear to include agreements materially adverse to the businesses of the
         Company but also agreements simply material to the Company, whether or not adverse or beneficial to the business of the Company. With a view towards disclosure, please confirm if this is the intended meaning of such language.
9. We note the statement on page 32 that "[t]he failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time." This statement suggests that the offerors may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied, yet the offer may proceed without the offerors making a disclosure. We remind the offerors that they must amend the offer to disclose material changes, which may include the
            triggering    of a material offer condition. To the extent the
offerors become aware of any
         condition being    triggered    that would enable them to terminate
the offer or otherwise
         cancel their obligation to accept tenders, and the offerors elect to proceed with the Offer anyway, we view that decision as being tantamount to a waiver of the condition. Depending on the materiality of the waived condition and the number of days
         remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. Please confirm the parties' understanding of both points in your response letter.
10. Please refer to condition (c) on page 32. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offerors. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The disclosure in this bullet
         point includes the term    threatened    in describing an action or
proceeding. With a view
         towards revised disclosure, please advise what is meant by the term
threatened    and how
         it may be objectively determinable.
 Jesse Lynn, Esq.
FirstName  LastNameJesse  Lynn, Esq.
Icahn Enterprises L.P.
Comapany 2,
November   NameIcahn
              2021     Enterprises L.P.
November
Page  4    2, 2021 Page 4
FirstName LastName
11. Refer to condition (d). Please revise the disclosure to clarify whether this or any other condition to the Offer is implicated by the Questar Pipeline transaction and the expected closing on or about December 31, 2021.
General

12. Disclosure on the first page to the Offer to Purchase states that "if the Regulatory
         Approval Condition has not been satisfied prior to the time of the Southwest Gas 2022
         Annual Meeting and at least 35% of the outstanding Shares are validly tendered in the
         Offer and not properly withdrawn at such time (excluding the 4.9% of Shares beneficially owned by affiliates of the Offeror), then we intend to continue extending the Expiration
         Date for at least six months following the 2022 Annual Meeting" (emphasis added). With a view towards disclosure, please advise us if there are circumstances where the offerors would not extend the Expiration Date if the Regulatory Approval Condition has not been satisfied but at least 35% of the outstanding Shares are validly tendered in the Offer and not properly withdrawn at such time.
13. Disclosure also states that "under these circumstances, we also intend to ask Southwest
         Gas stockholders to vote on a proposal at the 2022 Annual Meeting to approve calling a special meeting of Southwest Gas stockholders and requiring the Southwest Gas board of directors to put forth at such special meeting the election of the Icahn Slate following the satisfaction of the Regulatory Approval Condition." Revise the disclosure to explain the meaning of the phrase "put forth the election of the Icahn Slate." With a view towards disclosure, please advise why, given the Poison Pill and Article 7(A) condition, the offerors would not seek to put forth the Icahn Slate for election at the 2022 Annual
         Meeting instead of a proposal to approve calling a special meeting.
14. Disclosure states that "...if, at the time of the initial Expiration Date and/or at the time of any subsequent Expiration Date of the Offer, at least 35% of the outstanding Shares are validly tendered in the Offer and not properly withdrawn at such time (excluding the 4.9%
         of Shares beneficially owned by affiliates of the Offeror), then we must extend the
         Expiration Date for at least another sixty days." With a view towards disclosure, please explain the purpose of such provision and the relevance of sixty days. Since the bidders can amend the tender offer, with a view towards disclosure, please explain the significance of the meaning of the word "must" as opposed to use of the word "will." In addition, since disclosure on page 4 indicates that there is no minimum tender condition, with a view towards disclosure and so that investors can have a sense of the potential duration of the offer, please advise us when this provision would cease to apply such that the offer would no longer be extended for at least sixty days. For example, with a view towards disclosure, please advise whether this provision would continue to apply such that the offerors must extend the Expiration Date for at least another sixty days if 51% or 99%
         of the outstanding Shares are validly tendered.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jesse Lynn, Esq.
Icahn Enterprises L.P.
November 2, 2021
Page 5

       Please direct any questions to Perry Hindin at 202 551-3444.



                                                           Sincerely,
FirstName LastNameJesse Lynn, Esq.
                                                           Division of
Corporation Finance
Comapany NameIcahn Enterprises L.P.
                                                           Office of Mergers &
Acquisitions
November 2, 2021 Page 5
cc:       Todd E. Mason
FirstName LastName